"EXEMPTION No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

03003190

03 JAN -7 AM 8:50

SUPPL

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 19.12.2002

ORK – OSE decision concerning a mandatory offer for Elkem

Reference is made to the resolution adopted by the Board of the Oslo Stock Exchange on 18 December 2002 to the effect that the ownership interests in Elkem held by Orkla and Nordstjernen Holding should be treated as a consolidated holding in relation to the provisions of the Securities Trading Act on mandatory offers. Orkla has noted the decision of the Oslo Stock Exchange. Orkla does not intend to make a mandatory offer on outstanding shares of Elkem, but will sell the approximately 100 shares required to reduce the total shareholding owned by Orkla and Nordstjernen Holding together to less than 40 per cent of Elkem within the prescribed time-limit. Orkla will shortly reach a decision as to whether the decision will be appealed to the Oslo Stock Exchange Appeals Committee.

dlw 1/22

Exemption No. 82-3998

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 19.12.2002

ORK – BBH sells the Voronezh brewery to subsidiary

Baltic Beverages Holding AB (BBH) has decided to sell its 83 per cent shareholding of the Russian brewery Voronezh to its subsidiary Yarpivo in which BBH has a shareholding of 60 per cent.

The transaction will be carried out during the first half of 2003. The objective is to create a more simple company structure in Russia.

"EXEMPTION No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Date: 19 December 2002

ORK – Trade subject to notification Lundholt

Member of the Board of Directors, Anne Birgitte Lundholt, yesterday bought 300 Orkla-shares at a price of NOK 119.50 per share. Her total shareholding following this transactions is 360 shares.